UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-36442

JUMEI INTERNATIONAL HOLDING
LIMITED

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007

The People’s Republic of China

Tel: +86 10-5676-6999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Resignation of CFO

Jumei International Holding Limited (NYSE:JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that Mr. Yunsheng Zheng has resigned as Chief Financial Officer of the Company, effective April 11, 2018, for personal reasons. The Company’s board of directors is proactively seeking Mr. Zheng’s replacement. Meanwhile, the Company announced that Mr. Leo Ou Chen, founder, chairman and CEO of Jumei, will act as CFO of the Company in the interim.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Leo Ou Chen
Name:	Leo Ou Chen
Title:	Chief Executive Officer

Date: April 13, 2018